**KWESST MICRO SYSTEMS INC.**
(the "**Corporation**")

**Special Meeting**
**Sept. 27, 2024 at 03:00 PM (Canada/Eastern Standard)**
**Faskens (virtual)**
(the "**Meeting**")

**Voting Instructions - Guidelines and Conditions**

The Corporation is providing you the enclosed proxy-related materials for their securityholder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ('VIF') is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

**We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.** In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

**THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE FILING DEADLINE NOTED ON THE REVERSE OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.**

**Voting Instructions and Authority - Notes**

1. **THIS VOTING INSTRUCTION FORM IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.**
2. If you appoint the Management Nominees indicated on the reverse to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.
3. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
4. If internet voting is available, you can provide your voting instructions on the website (see "Internet" section under "Voting Method").
5. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the securityholders of the Corporation.
6. <u>This form does not convey any right to vote in person at the Meeting.</u> **We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. If you want to attend the meeting and vote in person, write your name in the place provided for that purpose on the reverse of this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, contact your advisor.**
7. Guidelines for proper execution of the VIF are available at www.stac.ca. Please refer to the Proxy Protocol.

| **VOTING METHOD** | |
|---|---|
| Internet | Go to www.voteproxyonline.com and enter the 12 digit control number |
| FACSIMILE | 416-595-9593 |
| MAIL or HAND DELIVERY | TSX Trust Company<br>301-100 Adelaide Street West<br>Toronto, Ontario, M5H 4H1 |

For assistance, please contact TSX TRUST INVESTOR SERVICES.

| | |
|---|---|
| Mail: | 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 |
| Tel: | 1-866-600-5869 |
| Email: | tsxtis@tmx.com |

VOTING INSTRUCTION FORM ("VIF")

KWESST MICRO SYSTEMS INC.
(the "Corporation")

CONTROL NUMBER: «CONTROL_NUMBER»

**Special Meeting**
**Sept. 27, 2024 at 03:00 PM**
**(Canada/Eastern Standard)**
**Faskens (virtual)**

SECURITY CLASS: Common Shares

RECORD DATE: Aug. 22, 2024

FILING DEADLINE FOR PROXY: **Sept. 25, 2024 at 03:00 PM (Canada/Eastern Standard)**

**APPOINTEES**

The undersigned hereby appoints **Sean Homuth, President & CEO** or instead, the following Appointee

*PLEASE PRINT APPOINTEE NAME*

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

**- SEE VOTING GUIDELINES ON REVERSE -**

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

| **1. Share Consolidation** | **FOR** | AGAINST |
|---|---|---|
| To consider, and if deemed advisable, adopt a resolution authorizing, if deemed advisable by the board of directors of the Company, the consolidation, no later than twelve months from the date of the Meeting, of the issued and outstanding common shares of the Company on the basis of one common share for a maximum of every fifty (50) common shares issued and outstanding. | ☐ | ☐ |